As filed with the Securities and Exchange Commission on May 30, 2001
                           Registration No. 000-32741

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       to
                                  FORM 10-SB/A

               GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                        TREASURE MOUNTAIN HOLDINGS, INC.
                 (Name of Small Business Issuer in its charter)


                      NEVADA                      84-1394211
         (State or other jurisdiction of       (I.R.S. Employer
         incorporation or organization)       Identification No.)


              1390 South 1100 East #204, Salt Lake City, Utah 84111 (Address of principal executive officers) (Zip Code)


Issuer's telephone number:          (801) 322-0253


Securities to be registered under Section 12(b) of the Act:

     Title of each class                         Name of each exchange on which
     to be so registered                         each class is to be registered

            N/A                                              N/A


Securities to be registered under Section 12(g) of the Act:

                     Common Stock, par value $.001 per share
                                (Title of Class)

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ANDERSEN ANDERSEN & STRONG, L.C.                  941 East 3300 South, Suite 202
--------------------------------                      Salt Lake City, Utah 84106
Certified Public Accountants and Business Consultants     Telephone 801 486-0096
Member SEC Practice Section of the AICPA                        Fax 801 486-0098



Board of Directors
Treasure Mountain Holdings, Inc.
Salt Lake City, Utah

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Treasure Mountain Holdings, Inc. (development stage company) at December 31, 2000, and the statement of operations, stockholders' equity, and cash flows for the years ended December 31, 2000 and 1999 and the period January 1, 1958 to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the over all financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Treasure Mountain Holdings, Inc. at December 31, 2000 and the results of operations and cash flows for the years ended December 31, 2000 and 1999, and the period January 1, 1958 to December 31, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company will need additional working capital to service its debt and for any planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4 . These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                              By: /s/ Andersen Andersen & Strong
                                              ----------------------------------
                                                      Andersen Andersen & Strong

Salt Lake City, Utah
March 10, 2001

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                                   SIGNATURES

         In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.


                                   Treasure Mountain Holdings, Inc.
                                            (Registrant)



Date: May 30, 2001                By: /S/ GEORGE I. NORMAN, III
                                  -----------------------------
                                          George I. Norman, III
                                          President, Chief Executive
                                          Officer and Director



Date: May 30, 2001                By: /S/  LANE CLISSOLD
                                  ----------------------
                                           Lane Clissold
                                           Secretary / Treasurer
                                           and Director

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